Capitalisation and Indebtedness

The following table sets out the authorised and issued share capital of Barclays Bank PLC and the Group’s total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2009. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st December 2009
‘000
Share capital of Barclays Bank PLC
Authorised ordinary share capital - shares of £1 each	3,000,000
Authorised preference share capital - shares of £100 each	400
Authorised preference share capital - shares of £1 each	1
Authorised preference share capital - shares of U.S.$100 each	400
Authorised preference share capital - shares of U.S.$0.25 each	300,000
Authorised preference share capital - shares of €100 each	400

Ordinary shares - issued and fully paid shares of £1 each	2,342,559
Preference shares - issued and fully paid shares of £100 each	75
Preference shares - issued and fully paid shares of £1 each	1
Preference shares - issued and fully paid shares of U.S.$100 each	100
Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000
Preference shares - issued and fully paid shares of €100 each	240

£ million
Group Shareholders’ equity
Called up share capital	2,402
Share premium account	12,092
Other reserves	1,783
Other shareholders’ funds	2,559
Retained earnings	37,089

Shareholders’ equity excluding minority interests	55,925
Non-controlling interests	2,774

Total Shareholders’ equity	58,699

Group indebtedness (1)
Subordinated liabilities	25,816
Debt securities in issue (2) (3)	135,902

Total indebtedness (2)	161,718

Total capitalisation and indebtedness (2)	220,417

Group contingent liabilities
Acceptances and endorsements	375
Guarantees and letters of credit pledged as collateral security	15,406
Securities lending arrangements	27,406
Other contingent liabilities	9,587

Total contingent liabilities	52,774

1.	“Group indebtedness” includes interest accrued as at 31st December 2009 in accordance with International Financial Reporting Standards.
2.	In addition to this there were £72,191 million of debt securities in issue accounted on a fair value basis as at 31st December 2009.
3.	Debt securities in issue increased from £135,902 million at 31st December 2009 to £151,980 million as at 28th February 2010.